Exhibit 99.1

FINAL

Contact Information

Ida Yu

Investor Relations Manager

Tel: 86 (21) 6195 9561

Email: ir@htinns.com

http://ir.htinns.com

China Lodging Group, Limited Announces Management Change

Shanghai, China, October 24, 2011 – China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading and high-growth economy hotel chain operator in China, today announced the resignation of Chang Su, Chief Operating Officer, who is leaving due to personal reasons, effective November 25, 2011. Mr. Su will continue to serve as a consultant to the Company following his resignation.

Mr. Qi Ji, Executive Chairman of China Lodging Group, commented, “Chang joined the Company in January 2011. In the past 10 months, Mr. Su led several improvement initiatives to the hotel operations. I appreciate his contributions and wish him well in his future endeavors.”

In an effort to create a more efficient management structure, upon Mr. Su’s resignation, the Company does not plan to fill the position of Chief Operating Officer in the near term.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and high-growth economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. As of June 30, 2011, the Company had 516 hotels and 58,786 rooms in 80 cities across China.